PRESS RELEASE

Banro Provides Corporate Update

Toronto, Canada – July 26, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces that Kevin Jennings, Chief Financial Officer of Banro, has accepted a position at another firm and will be resigning from the Company.

''Kevin has been offered another opportunity that he has decided to pursue. We would like to thank Kevin for his contributions to the Company during the last two years, and we wish him the best in his future role,” commented Banro CEO and President John Clarke.

The Company will conduct a search for a new CFO. Kevin will remain with Banro for the next couple of months to ensure a smooth transition to the new CFO.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com